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                                                                      Exhibit 12
                         Advanta Corp. and Subsidiaries

            Statements setting forth details of computation of ratio
                          of earnings to fixed charges

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in thousands)

                                                                      For The Three
                                                                       Months Ended
                                                                         March 31,
                                                                   1997            1996
                                                              -------------    ------------
                                                                      (unaudited)
               Net earnings (loss)                               ($19,818)       $ 41,030
               Federal and state income taxes (benefit)            (6,891)         21,133
                                                              -------------    ------------

               Earnings (loss) before income taxes (benefit)      (26,709)         62,163
                                                              -------------    ------------

               Fixed charges:
                 Interest                                          71,462          55,935
                 One-Third of all rentals                             819             461
                 Preferred stock dividend of subsidiary             2,248               0
                   trust
                                                              -------------    ------------

                          Total fixed charges                      74,529          56,396
                                                              -------------    ------------

               Earnings before income taxes and
                 fixed charges                                    $47,820        $118,559
                                                              -------------    ------------

               Ratio of earnings to fixed charges (A)               (B)             2.10x

             (A) For purposes of computing these ratios, "earnings" represent income before income taxes plus fixed charges, and "fixed charges" consist of interest expense, one-third (the proportion deemed representative of the interest factor) of rental expenses on operating leases and preferred stock dividends of subsidiary trust.

             (B) For the three months ended March 31, 1997, earnings were inadequate to cover fixed charges. The deficiency was approximately $26.7 million.